Exhibit 99.1
Jan S. Rynkiewicz, CEO Stream Communications +48-22-842-7666

Warsaw, December 5th 2011.

Sale of stake in Stream Communications sp. z o.o.
by Stream Communications Network & Media Inc.

Stream Communications Network & Media Inc. received signed conditional sale agreement (Agreement) conducted between Multimedia Polska S.A. (Multimedia) and Stream Communications sp. z o.o. (Stream Poland) and Stream Communications Network & Media Inc. (Stream Canada), and Almerio Consultancy Limited (Almerio) and MNI Telecom S.A. (MNI Telecom).

Basic conditions of the Agreement are as follow:

Price

All shareholders of Stream Poland placed irrevocable sale offer to Multimedia to sell 100% shares in capital of Stream Poland for total price of PLN 141 250 000.

Stream Canada offered to sale its stake for PLN 27 276 000.

Payment

The price will be paid in two instalments:

  PLN 55 000 000 payable within 7 days from validation of Antimonopoly Office decision for unconditional concentration,

  PLN 86 250 000 payable within 6 months from validation of Antimonopoly Office decision for unconditional concentration.

Stream Canada will receive proceed from sale of its stake in first instalment.

Conditions precedent

  Receipt of valid decision of Antimonopoly Office for unconditional concentration,

  Receipt of banks statement that Stream Poland has repaid its bank debts and banks statements regarding realising of Stream Poland assets and/or shares.